Filed by ProLogis Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
[ProLogis letterhead]
May 4, 2011
To: Holders of ProLogis’ 1.875% Convertible Senior Notes due 2037 (CUSIP Nos. 743410 AP7 and 743410 AQ5) (the “Notes”)
Re:      Notice of Merger
Ladies and Gentlemen,
     In accordance with the terms of the Fifth Supplemental Indenture, dated as of November 8, 2007 (the “Fifth Supplemental Indenture”), by and between ProLogis (“ProLogis”) and U.S. Bank National Association, as trustee (the “Trustee”), to the Indenture, dated as of March 1, 1995, between ProLogis and the Trustee, notice is hereby given ProLogis has entered into an Agreement and Plan of Merger, dated January 30, 2011 (the “Merger Agreement”), with New Pumpkin Inc., Upper Pumpkin LLC, Pumpkin LLC, AMB Property Corporation (“AMB”), and AMB Property, L.P. (“AMB LP”). Pursuant to the terms of the Merger Agreement, through a series of mergers, ProLogis will become a wholly owned subsidiary of AMB LP and each common share of beneficial interest of ProLogis will be converted into the right to receive 0.4464 of a share of common stock of AMB (the “Merger”). Upon consummation of the Merger, the combined company will be named “ProLogis, Inc.”
     Subject to receipt of shareholder approvals of ProLogis and AMB and the satisfaction or waiver of the other closing conditions set forth in the Merger Agreement, the anticipated effective date of the Merger is June 3, 2011.
     Pursuant the Fifth Supplemental Indenture, holders of the Notes shall have the right to convert such Notes into ProLogis common shares of beneficial interest pursuant to Article VIII of the Fifth Supplemental Indenture during the period beginning May 19, 2011 (fifteen days prior to the anticipated effective date of the Merger) and until and including the date that is fifteen calendar days after the date the Merger becomes effective.
     AMB LP has recently commenced offers to exchange the Notes for new notes to be issued by AMB LP and guaranteed by AMB (the “Exchange Offer”). If a noteholder validly tenders, and does not validly withdraw, its Notes pursuant to the Exchange Offer and such Notes are accepted for exchange, such noteholder’s right to convert such Notes as described in the paragraph above will terminate on the expiration date of the Exchange Offer.
     Copies of the Joint Proxy Statement/Prospectus of ProLogis and AMB, dated April 28, 2011, for the Merger can be obtained from Georgeson Inc. by calling (866) 867-6963.
PROLOGIS
     In connection with the proposed transaction, AMB Property Corporation (“AMB”) has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by AMB and ProLogis with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by AMB with the SEC are available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at (415) 394-9000. Copies of the documents filed by ProLogis with the SEC are available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at (303) 567-5690.
     AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s Annual Report on Form 10-K filed with the SEC on February 18, 2011, as amended on Form 10-K/A filed with the SEC on March 10, 2011 and the definitive proxy statement filed with the SEC on March 23, 2011. You can find information about ProLogis’ executive officers and directors in ProLogis’ Annual Report on Form 10-K filed on February 28, 2011, as amended on Form 10-K/A filed with the SEC on March 28, 2011 and definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and other relevant documents filed with the SEC as and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.